____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 6-K
________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 28, 2022

Commission File Number: 001-39777

________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

☒ Form 20-F	☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

______________________________________________________________________________________________
______________________________________________________________________________________________

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262545) and Form S-8 (File Nos. 333-253062 and 333-257239).

EXHIBIT INDEX

Exhibit	Description
99.1	Half-Year Financial Report From January 1, 2022 to June 30, 2022
101
The following materials from Nanobiotix S.A.’s Report on Form 6-K formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the unaudited interim condensed statements of consolidated financial position, (ii) the unaudited interim condensed statements of consolidated operations, (iii) the unaudited interim condensed statements of consolidated comprehensive loss, (iv) the unaudited interim condensed statements of consolidated changes in shareholders’ equity, (v) the unaudited interim condensed statements of consolidated cash flows, and (vi) the notes to the unaudited interim condensed financial consolidated statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: September 28, 2022

EXHIBIT 99.1

NANOBIOTIX
HALF-YEAR FINANCIAL REPORT
From January 1, 2022 to June 30, 2022

September 28, 2022

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim and semi-annual report (the “Report”) contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “will,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3D. Risk Factors” in the 2021 20-F report. These risks and uncertainties include factors relating to:
•our ability to successfully develop and commercialize NBTXR3;
•our ability to expand our product pipeline by developing and commercializing NBTXR3 in additional indications, including in combination with chemotherapies or I-O treatment;
•our ability to maintain regulatory approvals and certifications for our products and product candidates and the rate and degree of market acceptance of our product candidates, including NBTXR3;
•the expected timeline of our clinical trial completion, including our ability, and the ability of third party collaborators, to successfully conduct, supervise and monitor clinical trials for our product candidates;
•our ability to manufacture, market and distribute our products upon successful completion of applicable pre-marketing regulatory requirements, specifically NBTXR3;
•our ability to obtain funding for our operations.

In addition, statements that “we believe” or “the Company believes” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

More specifically, the Company will continue to monitor the COVID-19 situation closely. Despite these efforts, the COVID-19 pandemic could significantly impact clinical trial enrollment and completion of ongoing Company’s clinical studies. . See also the section titled “Risk Factors” for additional information on risks and uncertainties related to the evolving COVID-19 pandemic. The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

As a result of these factors, the Company cannot assure that the forward-looking statements in this Report will prove to be accurate. Furthermore, if the forward-looking statements of the Company prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements these statements should not be regarded or considered as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all.

This Report should be read with the understanding that the Company’s actual future results may be materially different from what is expected. The Company qualifies all of the forward-looking statements by these cautionary statements.

INTERIM ACTIVITY REPORT

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy-activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

In tandem with the Company's priority registrational program for NBTXR3 as a single agent activated by radiotherapy for the treatment of head and neck cancer, led by ongoing pivotal phase 3 study NANORAY-312, Nanobiotix is also prioritizing the development of NBTXR3 in combination with immune checkpoint inhibitors (ICIs) to: (i) overcome resistance to ICIs; (ii) provide better local and systemic disease control; and (iii) to meaningfully improve survival outcomes.

Through these two Company-led programs, Nanobiotix aims to address the global unmet needs of elderly and frail patients with locally advanced head and neck cancer who are ineligible for platinum-based chemotherapy--the current standard of care-along with adult patients with recurrent or metastatic head and neck cancers that are resistant to immune checkpoint inhibitors.

Parallel to Company-led development, Nanobiotix is working with world class collaborators to expand the evaluation of NBTXR3 across solid tumor indications and treatment combinations. To date, positive safety and feasibility data for NBTXR3 have been reported in head and neck cancer, liver cancer, rectal cancer, prostate cancer, and soft tissue sarcoma. Additionally, clinical evaluations are currently ongoing in pancreatic, esophageal and lung cancers. Moreover, NBTXR3 has been shown to be feasible and well tolerated as a single agent activated by radiotherapy, in combination with concurrent chemoradiation, in combination with immune checkpoint inhibitors, and in combination with cetuximab across multiple indications.

Consistent with the Company's strategic priorities, Nanobiotix expects to build a comprehensive treatment franchise across head and neck cancer indications where radiotherapy is a part of the treatment protocol. The Company believes this model can be replicated across any solid tumor indication that can be injected with NBTXR3.

The Company is listed on the Euronext regulated market in Paris (under the ticker symbol “NANO”; Code ISIN: FR0011341205, Bloomberg code: NANO:FP) and on the Nasdaq Global Select Market (under the ticker symbol “NBTX”).

2. SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

Following the Company’s positive first readout on survival from its Phase 1 dose escalation and dose expansion study evaluating NBTXR3 as a single agent activated by radiotherapy (RT) for the treatment of elderly and frail head and neck cancer patients (Study 102), and the activation of the first sites in the Company’s pivotal phase 3 head and neck cancer study, NANORAY-312, in the fourth quarter of 2021, Nanobiotix entered 2022 with a singular focus on advancing its registrational programs for NBTXR3 as a single agent activated by RT and in combination with anti-PD-1 immune checkpoint inhibitors.

2.1 Priority Registration Pathway in Head & Neck Cancer: Local Control as Single Agent Activated by Radiotherapy

•Randomized first patient in Europe in pivotal Phase 3 study NANORAY-312, evaluating RT-activated NBTXR3 with or without cetuximab in elderly patients with locally advanced head and neck squamous cell carcinoma (LA-HNSCC). The US Food and Drug Administration (FDA) granted Fast Track designation for investigation of NBTXR3 in this patient population, providing the opportunity for priority review and accelerated approval.

•Completed enrollment in Study 102 and provided data as of February 2022 showing on-going median overall survival of 17.9 months in the all-treated population (n=56) and 23.0 months in the evaluable patients (n=44). Data with minimum follow-up of one year for full study population are expected in mid-2023.

2.2 Priority Pathway in Immunotherapy for Advanced Cancers: Priming Immune Response for Combination with Anti-PD-1 Treatment:

•Received preliminary feedback from FDA regarding a potential Phase 3 registrational program for patients with unresectable relapsed or metastatic head and neck squamous cell carcinoma (R/M HNSCC) that developed primary or secondary resistance to previous anti-PD-1/PD-L1 therapy, suggesting a single, randomized, controlled trial including a pre-specified comparative analysis of overall response rate (ORR) may be suitable to support an accelerated approval, subject to confirmation of clinical benefit based on overall survival (OS) results from the same trial and a protocol submission is planned in Q1 2023.

•Amended protocol for the Study 1100, a US Phase 1 dose escalation and dose expansion study evaluating RT-activated NBTXR3 in combination with immune checkpoint inhibitors for patients with advanced cancers, to include one cohort focused on patients with R/M HNSCC that is resistant to anti-PD-1; a second cohort focused on patients with R/M HNSCC that is naive to anti-PD-1; and a third cohort focused on patients with lung, liver, or soft tissue metastases from primary non-small cell lung cancer (NSCLC), malignant melanoma, hepatocellular carcinoma (HCC), renal cell carcinoma (RCC), urothelial cancer, cervical cancer, or triple-negative breast cancer (TNBC).
•Updated data from Study 1100 dose escalation phase is expected in Q4 2022.

2.3 Expanding NBTXR3 Opportunity: Working with World-Class Collaborators to Validate Tumor-Agnostic, Combination-Agnostic Therapeutic Profile:

•Published data from a preclinical study conducted in collaboration with The University of Texas MD Anderson Cancer Center (MD Anderson) in the International Journal of Nanobiotechnology showing that adding NBTXR3 to a combination of radiotherapy, anti-PD-1, and anti-CTLA-4 produced significant antitumor effects against both primary and secondary tumors, improved the mouse survival rate from 0 to 50%, and induced long term antitumor memory. These data further the hypothesis that the potential immune priming effects of NBTXR3 could extend beyond anti-PD-1.

•Researchers from MD Anderson published a peer-reviewed clinical case study reporting preliminary data on the first-in-human administration of NBTXR3 for the treatment of pancreatic cancer not eligible for surgery, demonstrating feasibility with no treatment-related toxicity. Determination of the recommended Phase 2 dose (RP2D) for NBTXR3 in pancreatic cancer is expected by the end of 2022.

•Data from a Phase 1b/2 head and neck cancer study in Asia evaluating NBTXR3 combined with concurrent weekly low-dose cisplatin-containing chemoradiation showed that, in 12 evaluable patients with stage 4 disease, the combination therapy was feasible, had a favorable safety profile for patients with LA-HNSCC, produced a 100% disease control rate, and an overall response rate of 58.3%. (Study sponsored, executed, and reported by former Nanobiotix collaborator PharmaEngine, Inc. (“PharmaEngine’))

•Data from a Phase 1b/2 rectal cancer study in Asia evaluating NBTXR3 combined concurrent Fluorpyrimidines-based chemoradiation showed that, in 31 evaluable patients with unresectable disease, the combination in the preoperative setting was feasible, had a favorable safety profile, and enabled 96% of evaluable patients to undergo R0 surgery. The combination therapy produced a 100% disease-control rate, a 35.5% overall response rate, and a 20% pathological complete response rate in 25 patients who underwent surgery. (Study sponsored, executed, and reported by former Nanobiotix collaborator PharmaEngine.)

2.4 Proactive Prioritization of Registration Programs and Reduction of Operating Expenses

•In May 2022, Nanobiotix implemented several initiatives intended to reduce operating costs while maintaining targeted research efforts focused on the continued execution of its pivotal Phase 3 study in LA-HNSCC, the continuation of immuno-oncology (I/O) combination Study 1100, and the development of a registration pathway in I/O combination therapy while leveraging its on-going strategic collaboration with MD Anderson to validate the feasibility of future development opportunities.

2.5 Implementation of Equity Line Financing

•In May 2022, Nanobiotix established an equity line financing with Kepler Cheuvreux. This line of financing will provide financial optionality and near-term flexibility, if needed, as Nanobiotix continues efforts to reduce operating expenses and to focus on its priority programs. In accordance with the terms of this agreement, Kepler Cheuvreux committed to underwrite up to 5,200,000 shares over a maximum timeframe of 24 months starting from May 2022, provided the contractual conditions are met. The shares will be issued based on the lower of the two daily volume weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%. The Company controls if and when to access capital, while retaining the right to suspend the implementation of the equity line or terminate this agreement at any time, free of charge.
•No warrant has been exercised as of June 30, 2022

2.6 CE Mark

•In conjunction with the Company's decision to reduce operating expense and prioritize on-going and planned registration programs in head & neck cancer in May 2022, the Company announced its intention to postpone the initiation of a post-marketing clinical safety study intended to provide additional long-term safety data and required to maintain its CE mark for Hensify® (NBTXR3) in soft tissue sarcoma. As the Company has no current plans to market or sell the product in the EU until after approval of NBTXR3 in a second indication, the CE mark for the STS indication has no impact on expected cash inflow prior to approval in a second indication. The Company has informed the GMED, the French notified body for the conformity assessment of medical devices, of its revised development plans and its intention to seek revision of its post marketing surveillance plan to be inclusive of the intended patient populations at the time of planned commercialization.

3. COMPANY ACTIVITY OVER THE FIRST HALF OF 2022

3.1. Revenue and other income

Revenue and other income remained stable for the six months ended June 30, 2022 at €1.3 million, compared to approximately the same figure for the six months ended June 30, 2021.

The components of the revenue and other income of the Company are set forth in the table below:

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Services	—	5
Other sales	—	5
Total revenue	—	10
Research tax credit	1,053	1,227
Subsidies	111	62
Other Income	165	20
Total other income	1,329	1,309
Total revenue and other income	1,329	1,319
3.2 Costs

The operating costs for the first half of 2022 totaled €27.2 million compared to €31.1 million in the first half of 2021. The relative weight of R&D and SG&A expenses as percentage of total operating expenses increased from 50% and 33%, respectively, in the first half of 2021 to 61% and 35% in the first half of 2022.

This relative increase in the weight of R&D and SG&A expense year over year is primarily driven by a decrease in other operating income and expense from 17% in the first half of 2021 to 4% in the first half of 2022.

During the six-month period ended June 30, 2021, the Company made payments for a cumulative amount of $6.5 million (€5.4 million converted at the exchange rate on the payment date) to former partner PharmaEngine, in accordance with the Termination Agreement signed between the parties which were accounted for in other operating income and expenses.

As of June 30, 2022, PharmaEngine became eligible for an additional $1 million payment following receipt and validation of certain clinical study reports. As these reports were received and pending validation as of June 30, 2022, the outflow of resources to settle the obligation can be reliably estimated and the $1 million has been accrued as a provision, impacting Other operating income and expenses (See Note 16.5) with counterpart in Other Payables (See Note 13.2 and Note 23)

	For the six-month period ended		For the six-month period ended
(in thousands of euros)	June 30, 2022	Relative weight	June 30, 2021	Relative weight
R&D expenses	16,608	61%	15,506	50%
SG&A expenses	9,635	35%	10,176	33%
Other operating income and expenses	963	4%	5,414	17%
Total operating expenses	27,206	100%	31,096	100%

3.3 Results

The operating result is a loss of €25.9 million for the six-month period ended June 30, 2022 compared to a loss of €29.8 million for the same period in 2021.

The financial result is a loss of €0.5 million for the six-month period ended June 30, 2022 compared to a loss of €0.6 million for the same period in 2021.

The net loss for the six-month period ended June 30, 2022 was €26.4 million compared to a net loss of €30.4 million for the same period in 2021.

4. FUTURE PROSPECTS

Nanobiotix is evaluating NBTXR3 as a broadly applicable therapeutic candidate with the potential to improve local and systemic control in order to extend survival for patients with locally advanced or metastatic solid tumors. NBTXR3 is designed to integrate into any clinical setting where radiotherapy is a part of the treatment protocol and the target tumor can be reached for injection.

The Company's priority pathway for global commercial registration evaluates NBTXR3 as a single agent activated by radiotherapy for elderly, frail patients with locally advanced head and neck cancer who are ineligible for platinum-based chemotherapy. The Company initiated patient enrollment in NANORAY-312, the pivotal Phase 3 study of NBTXR3 in this population, in Europe in the first quarter of 2022, through its partner, LianBio, in Asia in the third quarter of 2022 and anticipates initiating enrollment in the United States in the fourth quarter of 2022. A futility analysis is planned in mid-2023 and an interim efficacy analysis is expected in the second half of 2024. The United States Food and Drug Administration (FDA) granted Fast Track designation for the population in this study. Nanobiotix may seek accelerated approval based on Progression-Free Survival data to be evaluated in a pre-specified interim efficacy analysis, while full approval would be sought based on Overall Survival data at the conclusion of the study. The NANORAY-312 protocol is supported by data from Study 102, a Phase 1 dose escalation and dose expansion trial in Europe evaluating NBTXR3 for frail, elderly patients who are ineligible for platinum-based chemotherapy and intolerant to cetuximab. In March 2022, Nanobiotix reported new data as of February 2022 from the expansion phase of Study 102 highlighting a potential clinical benefit of NBTXR3, showing a median Overall Survival of 23 months in 44 evaluable patients. Recruitment has been completed in Study 102 and data with a minimum follow-up of one year for the full study population is expected mid-2023.

Led by potential global registration of NBTXR3 through NANORAY-312, Nanobiotix aims to deliver an industry-leading treatment franchise for patients with head and neck cancer and, subsequently, to scale this model across indications. Pursuant to this strategy and in conjunction with its priority pathway, the Company is running an immunotherapy program evaluating radiotherapy-activated NBTXR3 in combination with anti-PD-1 immune checkpoint inhibitors. This program aims to assess the potential of NBTXR3 activated by radiotherapy in combination with immune checkpoint inhibitors (ICIs) to: (i) overcome resistance to ICIs; (ii) improve local and systemic disease control; and (iii) extend survival. The Company has received preliminary feedback from the United States Food and Drug Administration informing development of a pivotal Phase 3 protocol for the treatment of patients with locoregional/recurrent (LRR) or recurrent/metastatic (R/M) head and neck cancers that are resistant to prior anti-PD-1 therapy. The design of this study will be supported by data from Study 1100, a US Phase 1 study evaluating NBTXR3 in combination with pembrolizumab or nivolumab for patients with LRR or R/M head and neck cancer, lung and/or liver metastases. In June of 2021, Nanobiotix reported data from Study 1100 on 13 evaluable patients showing objective response in 60% of anti-PD-1 naive patients and 50% in prior non-responders. Updated data from the dose escalation phase of this study are expected in the fourth quarter of 2022. In September 2022, the recommended Phase 2 dose was determined at 33% in all three cohorts from the complete escalation part. Nanobiotix plans to submit the protocol for its pivotal Phase 3 study in the first quarter of 2023.

Given the potentially broad applicability of NBTXR3, Nanobiotix has engaged world class strategic partners to expand development of the therapeutic candidate in parallel with Company-led single agent and immunotherapy combination pathways. Nanobiotix is currently collaborating with LianBio in the Asia-Pacific region to support NANORAY-312 and LianBio has committed to enroll patients in four additional registrational studies conducted by Nanobiotix across indications and therapeutic combinations. In the United States, Nanobiotix is engaged in a strategic collaboration with The University of Texas MD Anderson Cancer (MD Anderson) evaluating NBTXR3 as a single agent in pancreatic and lung cancer, in combination with immunotherapy in head and neck cancer and solid tumors, and in combination with chemotherapy in esophageal cancer. Initial data from the collaboration with MD Anderson are expected in first half of 2023.

5. MAIN RISKS AND UNCERTAINTIES

Company estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by management based on such data and its knowledge of such industry and market, which management believes to be reasonable. In addition, while management believes the market opportunity information included in this semi-annual report is generally reliable and is based on reasonable assumptions, such data and Company’s activities involve risks and uncertainties that the Company may face in the remaining six months of the financial year.

These main risks and uncertainties are identical to those presented in Section 1.5 of the Company’s universal registration document filed with the French Financial market authority (l’Autorité des marchés financiers or the “AMF”) on April 8, 2022 (the “2021 URD”) and the Company’s Annual Report on Form 20-F under “Item 3.D Risk Factors”, as amended, for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 8, 2022 (the “2021 20-F”) (copies of 2021 URD and 2021 20-F are available on the Company’s website (www.nanobiotix.com)).

In February 2022, Russia launched an invasion of Ukraine, which, in addition to creating humanitarian concerns, may have an adverse impact on the global healthcare ecosystem in the form of delayed clinical trials. Clinical trial sites originally identified in Russia and Ukraine for the NANORAY-312 clinical trial were not opened or active at the start of the conflict and, consequently, did not recruit patients. While alternate clinical sites in other countries have since been identified and no significant delays have been detected as of the date of issuance of this report, there is currently insufficient information to exclude the possibility of any delays to NANORAY-312 as a direct result of the conflict.

6. TRANSACTIONS WITH RELATED PARTIES

No transactions with related parties have occurred in the first half of 2022 other than compensation of executive and supervisory board members as implemented within this first half of 2022 according to applicable corporate governance law with no significant change in comparison to the terms during the financial year ending December 31, 2021 (See Note 22 Related Parties).

Such related-party transactions entered into during the financial year ending December 31, 2021 are mentioned in Section 5.6.2 of the 2021 URD, as well as in Note 23 to the consolidated financial statements for the financial year ending December 31, 2021.

7. LIQUIDITY AND CAPITAL RESOURCES

7.1 Introduction

During the six-month period ended June 30, 2022, the Company’s operations have focused on its organizing and staffing, business and financing planning, maintaining its intellectual property portfolio and conducting preclinical studies and clinical trials.
Since its inception, the Company has incurred significant operating losses. Historically, Nanobiotix has financed its operations and growth primarily through:

•the issuance of ordinary shares of the Company, including the net proceeds from the initial public offering of the Company on the regulated market Euronext in Paris in October 2012, from several public and private placement capital increases and from the global offering of the Company, including its U.S. initial public offering, in December 2020.

•loans, conditional advances and grants awarded by governmental entities, including:

1.The EIB finance contract and royalties agreement granted in July 2018 by the EIB to the Company, from which the Company drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity) upon satisfying the requisite documentary criteria released in October 2018 and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) released in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase III clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended NBTXR3 dosage in the locally advanced head and neck cancers clinical trial).

2.A €2.1 million repayable advance received from Bpifrance in 2013 through France’s Strategic Industrial Innovation program, an interest-free innovation loan of €2.0 million from Bpifrance received in September 2016 and a non-dilutive €1.0 million financing agreement granted in June 2020 as part of Bpifrance’s Deep Tech program in order to support Curadigm’s Nanoprimer technology.

3.an aggregate of €10 million in state guaranteed loans (“Prêt garanti par l’Etat” or “PGE”) pursuant to a €5 million PGE agreement with HSBC France in June 2020 (the “HSBC PGE Loan”) and a €5 million PGE agreement with Bpifrance in July 2020 (the “Bpifrance PGE Loan”).

For more information about these financing agreements, please see below Note 4.6 Liquidity Agreement and Note 12 Financial Liabilities.

7.2 Historical Changes in Cash Flows

The table below summarizes the cash inflows and outflows of the Company for the six months ended June 30, 2022 and 2021:

	For the six-month period ended
	June 30, 2022	June 30, 2021
Net cash flows from (used in) operating activities	(17,518)	(15,071)
Net cash flows from (used in) investing activities	53	(50)
Net cash flows from (used in) financing activities	(3,506)	(1,703)
Effect of exchange rates changes on cash	71	8
Net increase (decrease) in cash and cash equivalents	(20,900)	(16,814)

Cash Flows used in operating activities

The Company’s net cash flows used in operating activities were €17.5 million and €15.1 million for the six-month period ended June 30, 2022 and 2021, respectively. €2.4 million increase of net cash flow used in operating activities reflects the Company's focus on advancing its clinical trial development priorities.

Cash Flows used in investing activities

The Company’s net cash flows from investing activities were as of June 2022 €0.1 million credit mainly relating to €133 thousand of a security deposits refund (see Note 7. Non-current financial assets)
As of June 30, 2021, investing activities amounted to €0.1 million, primarily due to purchases of research equipment.

Cash Flows from / used in financing activities

The Company’s net cash flows used in financing activities were €3.5 million for the six months ended June 30, 2022 as compared with €1.7 million generated by financing activities for the six months ended June 30, 2021.

Net cash flows used in financing activities for the six months ended June 30, 2022 were primarily attributable to loans reimbursement including interest for respectively €2.6 million to EIB and €0.3 million to BPI.

Net cash flows generated by financing activities for the six months ended June 30, 2021 were primarily attributable to €1.4 million of repayments related to the conditional advances and lease contracts, including interest.

7.3 Repayable advances, loans and lease liabilities

Repayable advances, loans and lease liabilities of the Company are displayed in Note 12. Financial liabilities.

7.4 Obligations related to the termination of the PharmaEngine agreement

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.

During the six-month period ended June 30, 2022, the Company has not paid any amount to PharmaEngine in accordance with the termination agreement signed between the parties. Furthermore, the Company has booked $1 million as accrued expenses payable to PharmaEngine in connection with the termination agreement signed as of December 31, 2021 (See Note 13.2 Other Provisions).

As a subsequent event, $1 million was paid by the Company to PharmaEngine on August 18 2022, in compliance with terms and conditions of the termination contract agreement. (See Note 23. Subsequent events)

PharmaEngine is eligible to receive additional $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction in the world and for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region.

7.5 Liquidity agreement

Consistent with customary practices in the French securities market, the Company entered in 2012 into a liquidity agreement with Gilbert Dupont, an investment company in France, which agreement allows Gilbert Dupont to carry out market purchases and sales of Nanobiotix shares on the regulated market of Euronext in Paris, in accordance with the authorizations granted by the Company’s shareholders meeting and in compliance with the French and EU regulations, in order to provide liquidity for the trading market. The liquidity agreement was amended on November 30, 2018. During the six months ended June 30, 2021 and the six months ended June 30, 2022, the Company did not contribute any cash or additional ordinary shares to the liquidity account. The cash and the value of the ordinary shares held in the liquidity account are classified in other non-current financial assets in the statement of consolidated financial position of the Company. The liquidity agreement has an automatically renewable term of one year unless otherwise terminated by either party (See Note 10.2 Treasury Shares).

7.6 Operating Capital Requirements

Since its inception, Nanobiotix has recorded operating losses every year, due primarily to research and development expenses incurred in connection with its efforts to advance the Company’s development program for NBTXR3. The Company’s net losses were €26.4 million and €30.4 million for the six months ended June 30, 2022 and 2021, respectively. The Company’s net losses may fluctuate significantly from period-to-period, depending on the timing of its clinical trials and its expenditures on other research and development activities.

The Company anticipates that its expenses and capital requirements will increase substantially in connection with its ongoing activities, as it:

•advances its ongoing clinical trials of NBTXR3;
•initiates and conducts additional planned clinical trials of NBTXR3;
•continues the research and development of other product candidates or other applications of NBTXR3;
•seeks regulatory approvals for any product candidates that successfully complete clinical trials;
•scales-up its manufacturing capabilities to support the launch of additional clinical trials and the commercialization of the Company’s product candidates, if approved;
•establishes a sales and marketing infrastructure for the commercialization of its product candidates, if approved;
•maintains, expands and protects its intellectual property portfolio;
•hires additional clinical, quality control and scientific personnel; and
•adds operational, financial and management information systems and personnel, including personnel to support its product development and commercialization efforts.

The Executive Board determined it is appropriate to prepare half-year financial statements applying a going concern basis, based on the following assumptions:

•EIB debt Renegotiation: the Company has reached an agreement in principle with the European Investment Bank to restructure its existing loan agreement for extending the maturity dates of its debt obligations, including principal and interest, in consideration of some conditions. Execution of the definitive amendments to the agreement by the Company and EIB is subject to finalization of the necessary documents and agreements, which is expected in the coming weeks. While the overall expense associated with the debt will increase and details reported upon completion of the restructuring, overall debt service obligations will decrease within the 12-month period.

•Equity Line (PACEO) implementation: this line of financing will provide financial optionality and financing flexibility within the next twelve months, if needed. In accordance with the terms of this agreement, Kepler Cheuvreux committed to underwrite up to 5,200,000 shares over a maximum timeframe of 24 months starting from May 2022, provided the contractual conditions are met. Provided the contractual conditions are met, this access to capital would extend the Company’s operating runway by approximately one quarter. The Company controls if and when to access capital.

•Operating Expense Reduction: the Company continues efforts to reduce operating expenses and to focus on its priority programs by enhancing operational efficiencies and optimizing capital allocation for continued investment in priority development pathways.

Subsequently, the Company believes it has sufficient resources to continue operating for at least twelve months following the half-year consolidated financial statements’ publication.

Although it is difficult to predict future liquidity requirements, the Company expects that – in combination with the deferment of the Loan from European Investment Bank and the implementation of the Equity Line – the amount of cash and cash equivalents held as of June 30, 2022 (see Note 9 Cash and cash equivalents) will be sufficient to fund its current operations into the first quarter of 2024. Therefore, the Company does not believe that it is exposed to short-term liquidity risk.

(See Note 3.2 Use of Judgement estimates and assumptions for further details on going concern)

Until such time that Nanobiotix can generate substantial revenue from product sales, the Company expects to finance these expenses and its operating activities through its existing liquidity. If Nanobiotix is unable to generate revenue from product sales in accordance with its expected timeframes and in the amounts it expects, or if the Company needs additional capital to fund its operating activities, to pursue preclinical and clinical activities, to obtain regulatory approval and to commercialize its product candidates, it will need to raise additional capital through the issuance of shares, through other equity or debt financings or through collaborations or partnerships with other companies. Nanobiotix may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on the Company’s financial condition and could force it to delay, limit, reduce or terminate its development programs or commercialization efforts or grant to others rights to develop or market product candidates that the Company would otherwise prefer to develop and market itself. Failure to secure adequate funding could cause the Company to cease operations, in part or in full.

However, this estimate is based on assumptions that may prove to be wrong, and the Company’s ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support its cost structure or/and upon leveraging appropriate financing. Nanobiotix cannot assure you that it will ever be profitable or generate positive cash flow from operating activities.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of
	Notes	June 30, 2022	December 31, 2021
ASSETS
Non-current assets
Intangible assets	5	1	4
Property, plant and equipment	6	7,412	8,186
Non-current financial assets	7	352	519
Total non-current assets		7,765	8,709
Current assets
Trade receivables	8.1	238	—
Other current assets	8.2	9,601	9,139
Cash and cash equivalents	9	63,021	83,921
Total current assets		72,859	93,060
TOTAL ASSETS		80,624	101,769

		As of
	Notes	June 30, 2022	December 31, 2021
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,046	1,045
Premiums related to share capital	10.1	255,760	255,767
Accumulated other comprehensive income		678	643
Treasury shares		(239)	(202)
Retained earnings		(229,096)	(183,459)
Net loss for the period		(26,357)	(47,003)
Total shareholders’ equity		1,792	26,790
Non-current liabilities
Non-current provisions	11.2	250	318
Non-current financial liabilities	12	36,002	37,816
Total non-current liabilities		36,252	38,134
Current liabilities
Current provisions	11.1	178	110
Current financial liabilities	12	9,104	8,204
Trade payables and other payables	13.1	9,244	6,482
Other current liabilities	13.2	7,370	5,531
Deferred revenues and contract liabilities	13.3	16,684	16,518
Total current liabilities		42,580	36,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		80,624	101,769

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the six-month period ended
	Notes	June 30, 2022	June 30, 2021
Revenue and other income
Revenue	15	—	10
Other income	15	1,329	1,309
Total revenue and other income		1,329	1,319
Research and development expenses	16.1	(16,608)	(15,506)
Selling, general and administrative expenses	16.2	(9,635)	(10,176)
Other operating expenses	16.3	(963)	(5,414)
Total operating expenses		(27,206)	(31,096)
Operating income (loss)		(25,877)	(29,778)
Financial income	18	2,465	2,511
Financial expenses	18	(2,940)	(3,152)
Financial income (loss)		(474)	(640)
Income tax		(6)	(2)
Net loss for the period		(26,357)	(30,420)
Basic loss per share (euros/share)	20	(0.76)	(0.88)
Diluted loss per share (euros/share)	20	(0.76)	(0.88)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2022	June 30, 2021
Net loss for the period		(26,357)	(30,420)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11.2	106	—
Tax impact		—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss		106	—
Currency translation adjustment		(71)	(42)
Tax impact		—	—
Other comprehensive income that may be reclassified subsequently to income or loss		(71)	(42)
Total comprehensive loss		(26,321)	(30,462)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Net loss for the period	Total shareholders’ equity
As of December 31, 2021		34,825,872	1,045	255,767	643	(202)	(183,459)	(47,003)	26,790
Net loss for the period		—	—			—	—	(26,357)	(26,357)
Currency translation adjustments		—	—	—	(71)	—	—	—	(71)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	106	—	—	—	106
Total comprehensive loss		—	—	—	36	—	—	(26,357)	(26,321)
Allocation of prior period loss		—	—	—	—	—	(47,003)	47,003	—
Free Shares vested		50,000	2		—	—	(2)	—	—
Subscription of warrants	10.3	—	—	(7)	—	—	7	—	—
Share based payment	17	—	—	—	—	—	1,360	—	1,360
Treasury shares		—	—	—	—	(37)	—	—	(37)
Other movements		—	—	—	—	—	—	—	—
As of June 30, 2022		34,875,872	1,046	255,760	678	(239)	(229,096)	(26,357)	1,792

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Net loss for the period	Total shareholders’ equity
As of December 31, 2020		34,432,122	1,033	255,735	555	(196)	(153,069)	(33,590)	70,468
Net loss for the period		—	—	—	—	—	—	(30,420)	(30,420)
Currency translation adjustments		—	—	—	(42)	—	—	—	(42)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	(42)	—	—	(30,420)	(30,462)
Allocation of prior period loss		—	—	—	—	—	(33,590)	33,590	—
Capital increase		393,750	12	(12)	—	—	—	—	—
Subscription of warrants	10.3	—	—	43	—	—	—	—	43
Share based payment	17	—	—	—	—	—	1,398	—	1,398
Treasury shares		—	—	—	—	(16)	—	—	(16)
Other movements		—	—	16	—	—	(16)	—	—
As of June 30, 2021		34,825,872	1,045	255,782	513	(212)	(185,276)	(30,420)	41,431

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2022	June 30, 2021

Cash flows used in operating activities
Net loss for the period		(26,357)	(30,420)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	746	801
Provisions	11	113	432
Expenses related to share-based payments	17	1,360	1,398
Cost of net debt		1,028	1,066
Impact of deferred income related to financial liabilities discounting effect		1,668	2,046
Other charges with no impact on cash		4	4
Cash flows from (used in) operations, before tax and changes in working capital		(21,437)	(24,673)
(Increase) / Decrease in trade receivables	8.1	(238)	62
(Increase) / Decrease in Research tax credit receivable	8.2	215	—
(Increase) / Decrease in other receivables	8.2	(671)	(7,504)
Increase (Decrease) in trade and other payables	13.1	2,750	2,053
Increase / (Decrease) in other current liabilities	13.2	1,861	(1,442)
Increase in deferred revenues and contract liabilities	13.3	—	16,434
Changes in operating working capital		3,918	9,602
Net cash flows from (used in) operating activities		(17,518)	(15,071)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	—	(4)
Acquisitions of property, plant and equipment	6	(79)	(45)
(Increase) / Decrease in non-current financial assets	7	133	—
Net cash flows from (used in) investing activities		53	(50)
Cash flows from (used in) financing activities
Warrants subscription	10.1	—	43
Transaction costs		—	(349)
Increase in loans and conditional advances	12	—	—
Loans repayments	12	(2,583)	(250)
Payment of lease liabilities	12	(442)	(644)
Interest paid	12	(359)	(350)
Charges of lease debt interest	12	(122)	(152)
Net cash flows from (used in) financing activities		(3,506)	(1,703)
Effect of exchange rates changes on cash		71	8
Net increase (decrease) in cash and cash equivalents		(20,900)	(16,814)
Net cash and cash equivalents at beginning of period		83,921	119,151
Net cash and cash equivalents at end of period	9	63,021	102,336

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022

1. COMPANY INFORMATION

Nanobiotix, a société anonyme, incorporated in 2003, with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy-activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

In tandem with the Company's priority registrational program for NBTXR3 as a single agent activated by radiotherapy for the treatment of head and neck cancer, led by ongoing pivotal phase 3 study NANORAY-312, Nanobiotix is also prioritizing the development of NBTXR3 in combination with immune checkpoint inhibitors (ICIs) to: (i) overcome resistance to ICIs; (ii) provide better local and systemic disease control; and (iii) to meaningfully improve survival outcomes.

Through these two Company-led programs, Nanobiotix aims to address the global unmet needs of elderly and frail patients with locally advanced head and neck cancer who are ineligible for platinum-based chemotherapy--the current standard of care--along with adult patients with recurrent or metastatic head and neck cancers that are resistant to immune checkpoint inhibitors.

Parallel to Company-led development, Nanobiotix is working with world class collaborators to expand the evaluation of NBTXR3 across solid tumor indications and treatment combinations. To date, positive safety and feasibility data for NBTXR3 have been reported in head and neck cancer, liver cancer, rectal cancer, prostate cancer, and soft tissue sarcoma. Additionally, clinical evaluations are currently ongoing in pancreatic, esophageal and lung cancers. Moreover, NBTXR3 has been shown to be feasible and well tolerated as a single agent activated by radiotherapy, in combination with concurrent chemoradiation, in combination with immune checkpoint inhibitors, and in combination with cetuximab across multiple indications.

Consistent with the Company's strategic priorities, Nanobiotix expects to build a comprehensive treatment franchise across head and neck cancer indications where radiotherapy is a part of the treatment protocol. The Company believes this model can be replicated across any solid tumor indication that can be injected with NBTXR3.

The Company is listed on the Euronext regulated market in Paris (under the ticker symbol “NANO”; Code ISIN: FR0011341205, Bloomberg code: NANO:FP) and on the Nasdaq Global Select Market (under the ticker symbol “NBTX”).

2. General information, statement of compliance and basis of presentation

General principles

The interim condensed consolidated financial statements as of June 30, 2022 and for the six-month period ended June 30, 2022 were prepared under the supervision of the management of the Company and were submitted by the Executive Board to the review of the Supervisory Board on September 28, 2022.

All amounts in the interim condensed consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The preparation of the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. See Note 3.2 Use of judgement, estimates and assumptions.

The summarized interim consolidated financial statements of the Company have been prepared in compliance with IAS 34 – “Interim Financial Reporting”. As they are interim condensed financial statements, they do not contain all information required for the consolidated annual financial statements and should therefore be read in conjunction with the consolidated financial statements of the Company for the financial year ended December 31, 2021 as described below.

Seasonality of the Company’s activities

According to IAS 34 – Interim Financial Reporting, an entity whose business is highly seasonal should present financial information for the twelve months up to the end of the interim period and additional comparative information for the prior twelve-month period in the interim condensed financial statements in order to provide a better understanding and comparison of its interim financial statements.

As mentioned in Note 15 Revenue and other income, as most of the income from the Company is generated by ongoing contracts that primarily depend on performance obligations not correlated to seasonal trends, it is considered that the Company activities are not seasonal.

Therefore, the following interim condensed financial statements and corresponding notes will not include comparative information other than that mentioned in IAS 34-20.

Statement of compliance and basis of presentation

The interim condensed consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of June 30, 2022. The interim condensed consolidated financial statements are also compliant with IFRS as adopted by the European Union at the date of preparation of these financial statements.

The accounting principles used to prepare the interim condensed consolidated financial statements for the six-month period ended June 30, 2022 are identical to those used for the year ended December 31, 2021 except for the standards listed below that required adoption in 2022.

Application of New or Amended Standards and Interpretations

The Company adopted the following standards, amendments and interpretations whose application was mandatory for periods beginning on or after January 1, 2022:

Amendments to IFRS 3	Conceptual framework
Amendments to IAS 37	Onerous contracts
Amendments to IAS 16	Proceeds before intended use

The application of these standards and these amendments had no impact on the Company’s interim condensed consolidated financial statements.

The following pronouncements and related amendments are applicable for the accounting periods beginning after January 1, 2023 or later, as specified below. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:
•Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)
•Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)
•Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)
•Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

3. Consolidated principles and methods

3.1 BASIS OF CONSOLIDATION

Consolidated entities

As of June 30, 2022, the consolidation scope is identical to that at December 31, 2021 as Nanobiotix S.A. has five wholly owned subsidiaries:
•Nanobiotix Corp., incorporated in the State of Delaware in September 2014 and located in the USA,
•Nanobiotix Germany GmbH, created in October 2017 and located in Germany,Nanobiotix Spain S.L.U., created in December 2017 and located in Spain,
•Curadigm SAS, created on July 3, 2019 and located in France, and
•Curadigm Corp., created on January 7, 2020 and located in the USA.

Accordingly, the interim condensed consolidated financial statements as of June 30, 2022 include the operations of each of these subsidiaries, to the extent applicable, from the date of their incorporation.

Foreign currency transactions

The unaudited condensed consolidated financial statements are presented in thousands of euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A.

The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate for the statement of financial position, whereas items of the statement of operations, statement of comprehensive loss and statement of cash flow are converted at the average exchange rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period.

The dollar-to-euro exchange rate used in the interim condensed consolidated financial statements to convert the Group transactions denominated in US dollars were a closing of $1.0387 as of June 30, 2022 and an average of $1.0940 for the six-month period ended June 30, 2022 compared with $1.1884 and $1.2057 respectively, as of and for the six-month period ended June 30, 2021 (source: Banque de France).

The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

3.2. USE OF JUDGEMENT, ESTIMATES AND ASSUMPTIONS

The preparation of interim condensed consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change.

Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are going concern, share-based payments, deferred tax assets, clinical trials accruals and the fair value of financial instruments.

Going Concern

The Executive Board determined it is appropriate to prepare half-year financial statements applying a going concern basis, based on the following assumptions:

•EIB debt Renegotiation: the Company has reached an agreement in principle with the European Investment Bank to restructure its existing loan agreement for extending the maturity dates of its debt obligations, including principal and interest, in consideration of some conditions. Execution of the definitive amendments to the agreement by the Company and EIB is subject to finalization of the necessary documents and agreements, which is expected in the coming weeks. While the overall expense associated with the debt will increase and details reported upon completion of the restructuring, overall debt service obligations will decrease within the 12-month period.

•Equity Line (PACEO) implementation: this line of financing will provide financial optionality and financing flexibility within the next twelve months, if needed. In accordance with the terms of this agreement, Kepler Cheuvreux committed to underwrite up to 5,200,000 shares over a maximum timeframe of 24 months starting from May 2022, provided the contractual conditions are met. Provided the contractual conditions are met, this access to capital would extend the Company’s operating runway by approximately one quarter. The Company controls if and when to access capital.

•Operating Expense Reduction: the Company continues efforts to reduce operating expenses and to focus on its priority programs by enhancing operational efficiencies and optimizing capital allocation for continued investment in priority development pathways.

Subsequently, the Company believes it has sufficient resources to continue operating for at least twelve months following the half-year consolidated financial statements’ publication.

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Executive and Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., expected share volatility) (See Note 17 Share-based payments).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. Deferred tax assets are also recognized for unused tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow for sufficiently reliable income projections to be made, the Company has not recognized deferred tax assets in relation to tax losses carry forwards in the statements of consolidated financial position.

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision is recognized accordingly. (See Note 13.1 Trade and other payables for information regarding the clinical trial accruals as of June 30, 2022 and December 31, 2021.)

Revenue recognition

In order to determine the amount and timing of revenue under the contracts with LianBio, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company and determining the timing of satisfaction of services provided to LianBio (see Note 15 Revenue and other income below for additional detail regarding the revenue recognition related to the new agreement with LianBio).

Initial Measurement at Fair value of financial instruments

The initial fair value measurement of the loan granted by European Investment Bank (‘‘EIB’’) requires the Company to assess the amount of additional interest (‘‘royalties’’, as defined by the royalty agreement with EIB) that will be due according to the loan agreement. The royalties will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to the Company’s consolidated annual sales turnover generated during a period of six years (“the royalty period”) commencing on January 1, 2021.

For purposes of measuring the initial fair value of the EIB loan, the Company forecasts the sales that it expects to generate during the royalty period, taking into consideration the operational assumptions such as market release dates of the products, growth and penetration rate in each market.

Subsequently, the EIB loan is measured at amortized cost using the initial effective interest rate at each closing date.

The estimation of the royalty amount was reviewed as of June 30, 2022, taking into account the Company’s last development schedule (See Note 4 Significant transactions and Note 12 Financial liabilities for details about this loan and the accounting treatment applied).

4. Significant arrangements

The ongoing significant contracts as of June 30, 2022 are the same as the ones disclosed in the Consolidated Financial Statements as of December 31, 2021 of the Company.

4.1 PHARMAENGINE

In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of NBTXR3 by PharmaEngine throughout the covered Asia-Pacific countries.
In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement set-up in August 2012.

As of June 30, 2021, the Company had paid a total of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. During the six months ended June 30 2022, PharmaEngine became eligible for an additional $1 million payment following receipt and validation of certain clinical study reports. As these reports were received and pending validation as of June 30, 2022, the outflow of resources to settle the obligation can be reliably estimated and the $1 million has been accrued as a provision and has been recorded as Other operating income and expenses (see Note 16.5) and Other payables (see Note 13.2 and Note 23).

PharmaEngine is entitled to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of June 30, 2022, these future payments were not accrued because the triggering events have not occurred.

4.2 LIANBIO

In May 2021, Nanobiotix announced a partnership with LianBio a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

LianBio will collaborate in the development of NBTXR3 in Asia Pacific, with the aim to contribute to patient enrollment in up to five future global registrational studies across several tumor types and therapeutic combinations. LianBio will also support the expansion of the global Phase 3 registrational study in head and neck cancer into

Greater China, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.

In May 2022, the Company concluded with LianBio a clinical supply agreement consisting of the manufacturing and supply to LianBio the products for the clinical development of the Licensed Products in the global HNSCC pivotal Phase 3 trial. LianBio shall exclusively purchase from the Company all its requirements of Licensed Products for the purpose of the development of Licensed Products. Furthermore, LianBio will have to order and purchase NBTXR3 product from the Company according to the quantities as set forth in the binding forecasts.

4.3 FINANCING AGREEMENT WITH THE EUROPEAN INVESTMENT BANK (“EIB”)

The non-dilutive finance contract established with the EIB in July 2018 consisted of an initial tranche of €16.0 million drawn in October 2018 and repayable in a single installment at maturity in 2023 and a second tranche of €14.0 million granted in March 2019 and repayable in semi-annual installments of principal and interest after a two-year grace period.

In connection with this financing agreement, the Company also entered into a royalty agreement with EIB pursuant to which the Company is required, during a six-year royalty calculation period commencing on January 1, 2021, to pay royalties to EIB (on each June 30 with respect to the preceding year within the calculation period, beginning as of June 30, 2022 based on the 2021 revenue). The amount of royalties payable is calculable based on low single digit royalty rates, which vary according to the number of tranches that have been drawn, and indexed on the Company’s annual sales turnover. (See Note 12 Financial liabilities)

4.4 COLLABORATION AGREEMENT WITH MD ANDERSON

In January 2019, the Company and the University of Texas MD Anderson Cancer Center announced a large-scale research collaboration.

The collaboration will support multiple Phase I/II clinical trials involving around 340 patients with NBTXR3 for use in treating several cancer types, including head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers.

As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration. An additional milestone payment will also be paid upon grant of the first regulatory approval by the Food and Drug Administration in the United States (See Note 21 Commitments).

During the six months ended June 30 2022 June 30, 2022, the Company recognized prepaid expenses for €0.5 million. Expenses will be recorded during the course of the collaboration in the statement of consolidated operations based on the patients enrolled during the relevant period (See Note 8.2 Other Current Assets).

4.5 EQUITY LINE

The Chairman of the Executive Board, acting under the authority of the Executive Board of Directors held on May 18, 2022, and in accordance with the 21st resolution from the Annual Shareholders’ Meeting of April 28, 2021, has decided to set up an equity financing agreement.

In accordance with the terms of said agreement executed on May 18, 2022, Kepler Cheuvreux, acting as the sole underwriter of this facility, committed to underwrite up to 5,200,000 shares, over a maximum timeframe of 24 months. Should Nanobiotix choose to use this facility, the shares will be issued based on the lower of the two daily volume weighted average market price for the two trading days prior to each issue, minus a maximum discount of 5.0% (See Note 10.4 Equity Line Agreement and Note 21 Commitments).

4.6 LIQUIDITY AGREEMENT

Consistent with customary practices in the French securities market, the Company entered in 2012 into a liquidity agreement with Gilbert Dupont, an investment company in France, which agreement allows Gilbert Dupont to carry out market purchases and sales of Nanobiotix shares on the regulated market of Euronext in Paris, in accordance with the authorizations granted by the Company’s shareholders meeting and in compliance with the French and EU regulations, in order to provide liquidity for the trading market. The liquidity agreement was amended on November 30, 2018. During the six months ended June 30, 2021 and the six months ended June 30, 2022, the Company did not contribute any cash or additional ordinary shares to the liquidity account. The cash and the value of the ordinary shares held in the liquidity account are classified in other non-current financial assets in the statement of consolidated financial position of the Company. The liquidity agreement has an automatically renewable term of one year and can be terminated at anytime by either party (See Note 10.2 Treasury Shares).

5. Intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of December 31, 2021	Increases	Decreases	Transfer	As of June 30, 2022
Patents	65	—	—	—	65
Software	657	—	—	—	657
Intangible assets in progress	—	—	—	—	—
Gross book value of intangible assets	722		—	—	722
Patents	(65)	—	—	—	(65)
Software	(652)	(3)	—	—	(656)
Accumulated depreciation of intangible assets (1)	(718)	(3)	—	—	(721)
Net book value of intangible assets	4	(3)	—	—	1
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

6. Property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of December 31, 2021	Increases	Decreases	Other movements & transfer.	Currency translation	As of June 30, 2022
Fixtures, fittings and installations	3,318	—	—	—	—	3,318
Right of use – Buildings	8,393	2	(158)	—	—	8,238
Technical equipment	2,135	29	—	—	—	2,164
Office and IT equipment	1,010	32	(2)	—	6	1,046
Transport equipment	33	—	—	—	3	37
Right of use – Transport equipment	28	—	—	—	—	28
Tangible assets in progress	98	19	—	—	—	117
Advances and deposits on assets	—	—	—	—	—	—
Gross book value of tangible assets	15,017	81	(160)	—	9	14,947
Fixtures, fittings and installations	(1,641)	(160)	—	—	—	(1,801)
Right of use – Buildings	(2,610)	(454)	43	—	—	(3,020)
Technical equipment	(1,644)	(88)	—	—	—	(1,731)
Office and IT equipment	(875)	(42)	2	—	(4)	(918)
Transport equipment	(33)	—	—	—	(3)	(37)
Right of use – Transport equipment	(29)	—	—	—	—	(28)
Accumulated depreciation of tangible assets(1)	(6,831)	(743)	46	—	(7)	(7,535)
Net book value of tangible assets	8,186	(662)	(114)	—	2	7,412
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

Decrease of 0.2 million euros is linked to an early lease contract termination in 2022 that was supposed to end in 2028.

7. Non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account(1)	Other long- term investments pledged as collateral	Security deposits paid	Total
Net book value as of December 31, 2020	105	—	401	505
Additions	—	—	9	9
Decreases	(6)	—	—	(6)
Transfer	—	—	8	8
Currency translation adjustments	—	—	3	3
Net book value as of Net book value as of December 31, 2021	98	—	421	519
Additions	—	—	—	—
Decreases	(37)	—	(133)	(170)
Transfer	—	—	—	—
Currency translation adjustments	—	—	3	3
Net book value as of June 30, 2022	61	—	292	352
(1)See Note 10.2 Treasury shares

The decrease of the liquidity contract – cash account corresponds to the balance of treasury shares transactions whose counterpart is recorded as capital on the "treasury shares" line in the statement of changes in shareholders’ equity.

For the six months ended June 30, 2022, €133 thousand decrease of the security deposits paid corresponds to a €110 thousand reimbursement received by Nanobiotix S.A. relating to a rent deposit overpayment and to a €22 thousand rent deposit refund to Nanobiotix Corp.

8. Trade receivables and other current assets

8.1 TRADE RECEIVABLES

As of June 30, 2022, trade receivables mainly relate to invoices issued to LianBio in connection with the clinical supply agreement signed with Nanobiotix S.A. in May 2022 (Please see Note 4.2 LianBio for more details).

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Trade receivables	238	—
Trade receivables	238	—

8.2 OTHER CURRENT ASSETS

Other current assets break down as follows:

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Research tax credit receivable	3,328	2,490
VAT receivable	1,183	1,058
Prepaid expenses	1,425	2,213
Other receivables	3,665	3,378
Other current assets	9,601	9,139

As of June 30, 2022, €1.4 million prepaid expenses mainly relate to research agreements with MD Anderson for €0.5 million as compared to €1.0 million as of December 31, 2021 (see Note 4.4 Collaboration agreement with MD Anderson), €0.2 million related to invoices received for third party services beyond the closing period and €0.1 million related to purchases of clinical product not yet consumed as of closing date.
Other prepaid expenses are mainly related to IT, insurance and other invoices related to annual administrative contracts.

Other receivables are mainly comprised of advances paid to suppliers amounting of €3.0 million as of June 30, 2022, stable compared December 31, 2021. This amount is mainly related to advance payments to ICON for €1.8 million, and Imaging EndPoints for €0.6 million in connection with the execution of the 312 study.

Research tax credit

The Company is eligible for the Research Tax Credit - CIR (Crédit d’Impôt Recherche) issued by the French tax authorities.

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2021	2,490
2022 research tax credit – Nanobiotix S.A. (1)	943
2022 research tax credit – Curadigm S.A. (1)	110
Refund of 2021 research tax credit	(215)
Receivable as of June 30, 2022	3,328

(1) See Note 15 Revenue and other income.

9. Cash and cash equivalents

Cash and cash equivalent break down as follows:

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Cash and cash equivalents	63,021	83,921
Cash and cash equivalents	63,021	83,921

10. Share Capital

10.1 CAPITAL ISSUED

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2021		1,045	255,767	34,825,872
March 11, 2022	Capital increase AGA 2019 - HERMANT	2	—	50,000
March 31, 2022	Prior period adjustment	—	2	—
June 22, 2022	AGA 2022	—	(9)	—
June 30, 2022		1,046	255,760	34,875,872

As of June 30, 2022, the share capital was €1,046 thousand divided into 34,875,872 fully paid up ordinary shares, each with a par value of €0.03.

10.2 TREASURY SHARES

On June 30, 2022, the Company held 25,706 treasury shares under a liquidity contract entered into on October 23, 2012 with Gilbert Dupont and amended on November 30, 2018. These shares were deducted from IFRS equity in the amount of €239 thousand as of June 30, 2022.

10.3 FOUNDER’S WARRANTS, WARRANTS, STOCK OPTIONS AND FREE SHARES

As of June 30, 2022, there are four different types of securities and other valid instruments entitling their holders to a stake in the Company's share capital: warrant (bons de souscription d’actions or BSA), founders’ warrant (bons de souscription de parts de créateur d’entreprise or BSPCE), stock option (options de souscription ou d’achat d’actions or OSA) and free shares (actions attribuées gratuitement or AGA).

Stock options

At a meeting on June 22, 2022, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on November 30, 2020, granted to certain employees of the Group 170,400 performance stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €4.16 (share premium included). Such stock options are governed by the 2020 stock option plan, adopted by the Executive Board on February 9, 2021, and approved by the Company’s annual shareholders’ meeting held on April 28, 2021 (the “2020 Stock Option Plan”).

The performance stock options may be exercised under the following conditions:

▪10% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €24.00,
▪an additional 10% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €30.00,
▪an additional 40% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €40.00,
▪an additional 40% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €60.00, and
▪at the latest within 10 years of the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

It being specified that (i) among such performance stock options that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such performance stock options as from June 22, 2023, (y) an additional 30% of such performance stock options as from June 22, 2024, and (z) the balance, i.e., 60% of such performance stock options as from June 22, 2025, and (ii) such additional vesting condition shall be automatically waived in the event of a change of control.

The number of ordinary and performance stock options that may be exercised under the above exercise schedules would always be rounded down to the nearest whole number.

At a meeting on June 22, 2022, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on April 28, 2021, granted to certain employees of the Group and members of the Executive Board 410,500 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €4.16 (share premium included). Such stock options are governed by the 2021 stock option plan, adopted by the Executive Board on June 21, 2021 and approved by the Company’s annual shareholders’ meeting held on June 23, 2022 (the “2021 Stock Option Plan”).

The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from June 22, 2023;
▪ an additional one-third of the ordinary stock options as from June 22, 2024,
▪ the balance, i.e., one-third of the ordinary stock options as from June 22, 2025, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

Free Shares

At a meeting on June 22, 2022, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on April 20, 2021, granted 300,039 free shares, each with a par value of €0.03 to certain employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on June 22, 2024. Such free shares are governed by the 2021 free share plan adopted by the Executive Board on June 21, 2021.

Furthermore, the definitive acquisition of the free shares granted to members of the Executive Board is conditioned upon the cumulative achievement of the performance conditions related to internal clinical development of NBTXR3, collaboration milestones, financial objectives and business development opportunities aligned with the Company’s strategic operating plan. The achievement of these conditions must be acknowledged by the Executive Board, with the prior approval of the Supervisory Board, before a period ending twenty-four months following June 22, 2022.

As of June 30, 2022, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock options have been updated (See Note 17 Share-based payments).

10.4 EQUITY LINE AGREEMENT WITH KEPLER CHEUVREUX – PACEO LINE

The Company entered into an equity line agreement with Kepler Cheuvreux in May 2022.

In accordance with the terms of the agreements, Kepler Cheuvreux, acting as underwriter of the equity line program, committed to underwrite up to 5,200,000 shares over a maximum timeframe of 24 months starting from May 2022, provided contractual conditions are met. The aggregate fixed issue price of the equity warrants (or BSA) is €500.

The equity warrants will be exercised by Kepler Cheuvreux and new shares will be issued by the Issuer, pursuant to the delegation of authority granted by Combined Shareholders’ Meeting of the Company dated 28 April 2021, under the terms of the 21st resolution. The exercise of the BSA will be based on the lower of the two daily volume-weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%. According to the agreement, the minimum exercise price may be modified (up or down) at the discretion of the Company.

The Company controls if and when to access capital, while retaining the right to suspend the implementation of the equity line or terminate this agreement at any time, free of charge.

	Number of warrants (BSAs) issued as of May 18, 2022	Number of warrants (BSAs) exercised	Number of shares issued	Number of warrants (BSAs) outstanding	Maximum number of shares to be issued
		For the six months ended June 30, 2022		As of June 30, 2022
Total	5,200,000	—	—	5,200,000	5,200,000

The equity warrants “BSA” correspond to a "call option" by which the Company has a drawing right on the shares to be issued for an exercise price as defined above. This call option meets the definition of a derivative according to IFRS 9, namely:
a.Its value varies according to the market price of the ordinary shares (the underlying)
b.the initial net investment is almost zero (lump sum price of €500 for all warrants issued under the May 2022 Kepler Cheuvreux contract).
c.the settlement takes place at a future date

Moreover, the Company has the ability to allow or to prevent the exercise of these BSA’s at any moment. Consequently, the valuation of the call option is null from an economic point of view and it is not required to recognize a derivative liability.

No BSA has been exercised as at June 30, 2022

11. Provisions

Details of provisions

(in thousands of euros)	As of December 31, 2021	Increases	Decreases(1)	Currency translation adjustments	As of June 30, 2022
Lump-sum retirement benefits	318	—	(68)	—	250
Non-current provisions	318	—	(68)	—	250
Provisions for disputes	94	80	—	4	178
Provisions for charges	16	—	(16)	—	—
Current provisions	110	80	(16)	4	178
Total provisions	428	80	(84)	4	428
(1)See Note 16.4 Depreciation, amortization and provision expenses for the nature of these decreases

11.1 CURRENT PROVISIONS

Provisions for disputes comprise employee disputes in progress. The increase during the first half of 2022 of €80 thousand is due to a new employee dispute that occurred during the period.

11.2 NON-CURRENT PROVISIONS

Commitments for retirement benefits

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Provision as of beginning of period	318	414
Cost of services	38	84
Discounting costs	—	1
Expense for the period	38	85
Actuarial gains or losses recognized in other comprehensive income	(106)	(182)
Provision as of the end of period	250	318

The assumptions used to measure lump-sum retirement benefits are as follows:

Measurement date	June 30, 2022	December 31, 2021
Retirement assumptions	Executive: Age 66 Non-Executive: Age 64	Executive: Age 66 Non-Executive: Age 64
Social security contribution rate	42%	42%
Discount rate	2.92%	0.98%
Mortality tables	Regulatory table INSEE 2015 -2017	Regulatory table INSEE 2015 -2017
Salary increase rate (including inflation)	Executive: 3% Non-Executive: 2.5%	Executive: 3% Non-Executive: 2.5%
Staff turnover	Constant average rate of 5.86%	Constant average rate of 5.86%
Duration	20 years	20 years
The rights granted to Company employees are defined in the collective agreement for the pharmaceutical industry (manufacturing and sales of pharmaceutical products).

The staff turnover rate was determined using a historical average over the 2015-2019 period.

Overall decrease in pension provision balance as at June 30 2022 is mainly explained by a change in actuarial gains and losses driven by a discount rate increase over that period.

    12. Financial liabilities

Details of financial liabilities

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Lease liabilities – Short term	1,103	1,126
Repayable BPI loan advances – Short term	600	800
PGE*	2,326	1,086
EIB loan – Short term	5,075	5,192
Total current financial liabilities	9,104	8,204
Lease liabilities – Long term	4,855	5,393
Repayable BPI loan advances – Long term	2,247	2,259
PGE*	7,738	8,982
EIB loan – Long term	21,161	21,182
Total non-current financial liabilities	36,002	37,816
Total financial liabilities	45,106	46,020
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Bpifrance and OSEO conditional advances

The Company has received repayable advances from Banque Publique d’Investissement (“Bpifrance”, formerly known as “OSEO Innovation”). Some of the advances are interest-free and are fully repayable in the event of technical and/or commercial success. In 2018, the Company was informed that the initial reimbursement schedule of the Bpifrance repayable advance was deferred for 18 months.
The other advances are bearing 1.56% interest. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1 Conditional advance, bank loan and loans from government and public authorities).

EIB loan

In July 2018, the Company obtained a fixed rate loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three (3) tranches. The first tranche, with a nominal value of €16 million, was received in October 2018 and will be repaid in full in 2023. The accumulated fixed-rate interest related to this tranche will be paid at the same time.

The second tranche, with a nominal value of €14 million, was received in March 2019 and will be repaid between 2021 and 2024. The accumulated fixed-rate interest related to this second tranche will be paid twice a year together with the principal due.

The third tranche, which abides by specific conditions (NBTXR3 should obtain the European Commission trademark and reach the main performance criteria for the Phase 3 pivotal trial for head and neck cancer treatment) has not been requested by the Company. The deadline for requesting this third tranche, initially scheduled as of July 26, 2020, was delayed by 12 months to July 31, 2021. As the conditions were not met by July 31, 2021, the Company has not been able to request the last tranche of the EIB loan any longer.

Pursuant to the terms of the EIB loan, the Company is also required, during a six-year royalty calculation period commencing on January 1, 2021, to pay (on each June 30 with respect to the preceding year within the calculation period) additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover. Initially, the Company calculated estimated future royalties based on its forecast of future annual turnover, and this estimated amount of royalties was included in the amortized cost of the loan. When the Company revises its estimation of royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original effective interest rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable. Due to the delay caused by COVID-19 in clinical trials and the revision of the related sales development plan, the sales forecasts were updated in 2021, resulting in a change in estimate of the accrued royalties in the 2021 financial statements (see Note 12 Financial liabilities for more details). A 10% increase of the estimated future net sales would result in an immaterial change of the EIB loan valuation recorded as of June 30, 2022.

PGE loan (“Prêts Garantis par l’Etat”)

The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France).
The €5 million from HSBC (the ‘‘HSBC PGE Loan’’) was received in June 2020. This loan is booked at amortized cost for a minimum of 12 months and allows the Company to delay the reimbursement of this 12 months loan by 1 to 5 years. The Company used this option and the reimbursement date was delayed by 1 year, starting in September 2022. The effective interest rate amounts to 0.31%.
In July 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE loan did not bear any interest for the first 12-month period but, following such 12-month period and for the subsequent 5 years, the loan generates interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan has to be reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026.

Lease Liabilities

Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris and in Villejuif. Note 12.2 Lease liabilities below presents the lease liability and the related liability increases or decreases recorded during the period.

12.1 CONDITIONAL ADVANCE, BANK LOAN AND LOANS FROM GOVERNMENT AND PUBLIC
AUTHORITIES

The tables below show the detail of liabilities recognized in the statement of consolidated financial position by type of conditional advances, bank loans, and loans from government and public authorities.

Conditional advances, interest-free loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	Curadigm Bpifrance advance	EIB loan	Total
As of December 31, 2021	2,266	493	300	26,374	29,433
Impact of discounting and accretion	9	5	8	4	26
Accumulated fixed interest expense accrual	16	—	—	826	842
Accumulated variable interest expense accrual	—	—	—	1,657	1,657
Repayment	—	(250)	—	(2,625)	(2,875)
As of June 30, 2022	2,291	248	308	26,236	29,084

Bank loans

(in thousands of euros)	HSBC “PGE”	Bpifrance “PGE”	Total
As of December 31, 2021	5,030	5,038	10,068
Impact of discounting and accretion	(2)	(4)	(6)
Accumulated fixed interest accrual	22	56	78
Repayment	(20)	(56)	(77)
As of June 30, 2022	5,030	5,034	10,064

12.2 LEASE LIABILITIES

The table below shows the detail of changes in lease liabilities recognized in the statement of consolidated financial position over the six-month period ended June 30, 2022:

(in thousands of euros)	Lease liabilities
As of December 31, 2021	6,519
New lease contracts	2
Impact of discounting of the new lease contracts	—
Fixed interest expense	122
Repayment of lease	(563)
Termination of rental contract	(122)
As of June 30, 2022	5,958

12.3 DUE DATES OF THE FINANCIAL LIABILITIES

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interests are as follows:

	As of June 30, 2022
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	300	500	1,608	—	2,408
Interest-free Bpifrance loan	250	—	—	—	250
Curadigm interest-free Bpifrance advance	50	200	100	—	350
HSBC “PGE” (1)	1,281	2,570	1,266	—	5,177
Bpifrance “PGE” (1)	1,045	2,634	1,589	—	5,267
EIB fixed rate loan	5,075	26,253	—	—	31,328
Lease liabilities	1,103	2,207	2,198	1,128	6,636
Total	9,104	34,363	6,760	1,128	51,356
(1) The Company plans to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over 5 years with a deferral of 1 year (last reimbursement being in 2026), for the reasons mentioned in the paragraph below.

The long-term debt obligations indicated above relate to the due fixed rate interests and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts do not include the discounting impact, but only reflect the committed amounts under those contracts as of June 30, 2022.

The outstanding balance of the EIB loan included in the table above was €31.3 million as of June 30, 2022, including €6.0 million of total fixed rate due interests to be paid over the term of the loan, out of which €4.0 million was accrued as of June 30, 2022.
The balances disclosed above do not include €3.4 million of estimated variable rate interest, based on the consolidated forecasted sales expected to be generated by the Company during the six-year period beginning January 1, 2021, which is stable compared to estimation provided on December 31, 2021 (see Notes 3.2 Use of judgement, estimates and assumptions, 4.3 Financing agreement with the EIB and 12.1 Conditional advance, bank loan and loans from government and public authorities).

13. Trade payables and other current liabilities

13.1 TRADE AND OTHER PAYABLES

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Accrued expenses - clinical trials	3,724	1,486
Other trade payables	5,520	4,996
Total trade and other payables	9,244	6,482
Trade payables are not discounted, as none of the amounts has a maturity date above one year.
The €2.2 million increase of accrued expenses in clinical studies is mainly related to start of 312 study with first patients recruited (+€ 2.1 million) and 1100 study (+€0.2 million). The €0.5 million increase of other trade payables is mainly driven by accruals of other functional departments (+€1.0 million) over the period, slightly offset by trade payables decrease (-€0.4 million).

13.2 OTHER CURRENT LIABILITIES

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Tax liabilities	341	258
Payroll tax and other payroll liabilities	5,782	4,820
Other payables	1,247	453
Other current liabilities	7,370	5,531
Payroll tax and other payroll liabilities consist primarily of payroll taxes and social charges, namely the employer withholdings relating to free shares, accrued bonuses, vacation day accruals and related social charges. Payroll tax and social charges have increased by €1 million during first half of 2022, of which Nanobiotix S.A. accounts for €0.7 million (of which €0.5 million increase relates to accrued bonuses and €0.2 million increase relates to paid vacation accruals) and Nanobiotix Corp. for €0.2 million.

As of June 30, 2022, Other payables mainly consists of an additional $1 million accrued expenses, due to PharmaEngine, in connection with the termination agreement signed in March 2021 (See Note 4.1 PharmaEngine).

13.3 DEFERRED REVENUES AND CONTRACT LIABILITIES

	As of
(in thousands of euros)	June 30, 2022	December 31, 2021
Deferred revenues and contract liabilities	16,684	16,518
Deferred revenues and contract liabilities	16,684	16,518

Deferred revenues and contract liabilities as of June 30, 2022, mainly consists of contract liabilities related to the LianBio upfront payment of €16.5 million, accounted for in accordance with IFRS 15 (See Note 15 Revenues and other income); this amount has not changed since December 31, 2021.

14. Financial instruments included in the statement of financial position and impact on income

Detail of financial instruments included in the statements of financial position and impact on income

	As of June 30, 2022
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Financial assets
Non-current financial assets	352	60	292	352
Trade receivables	238	—	238	238
Cash and cash equivalents	63,021	—	63,021	63,021
Total assets	63,610	60	63,550	63,610
Financial liabilities
Non-current financial liabilities	36,002	—	36,002	36,002
Current financial liabilities	9,104	—	9,104	9,104
Trade payables and other payables	9,244	—	9,244	9,244
Total liabilities	53,349	—	54,349	54,349
(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, recorded at amortized cost, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company's policy is to not use financial instruments for speculative purposes. It does not use derivative financial instruments.
The principal risks faced by the Company are liquidity, foreign currency exchange, credit risk, interest rate and fair value.

Liquidity risk

Given the amount of cash and cash equivalents held by the Company as of June 30, 2022 (see Note 9 Cash and cash equivalents), the Company believes that it can manage the short-term liquidity risk, using proceeds from share issuance under the Equity Line and through anticipated deferment of the Loan from European Investment Bank which is subject to an agreement in principle and is expected to be formalized in the coming weeks (See Note 3.2 Use of Judgement estimates and assumptions for further details regarding going concern).

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is derived almost entirely from intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions.

Customer credit risk is limited, due in part to low trade receivables as of June 30, 2022 and, on the other hand, the high credit rating of the public authority for other receivables.

Interest rate risk

The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

Fair value

The fair value of financial instruments traded on an active market is based on the market price on the reporting date. The market prices used for the financial assets held by the Company are the bid prices in the market at the measurement date.
The carrying value of receivables and current liabilities is assumed to approximate their fair value.

15. Revenue and other income

The revenue recognition accounting principles used to prepare the interim condensed consolidated financial statements for the six-month period ended June 30, 2022 are identical to those used for the year ended December 31, 2021.

Application of IFRS 15 to the license and collaboration agreement and clinical supply agreement with LianBio

The application of IFRS 15 to the license and collaboration agreement entered into in 2021 between the Company and LianBio is presented in section 4.1.6.15 of the Company's universal reference document filed to the Autorité des marchés financiers ("AMF") on April 08, 2022, and in the Note 15 of the Consolidated financial statements for the year ended December 31, 2021 included in the Form 20-F, as amended, filed to the Securities and Exchange Commission ("SEC) the same day.

In addition, in accordance with the Clinical Supply agreement, the Company will be responsible, for labelling and packaging such Products to be delivered to LianBio in accordance with the Territory Labelling and Packaging Requirements and in compliance with the applicable formulation(s) and dosage form(s) as specified by LianBio in each Purchase Order.

The arrangement falls within the scope of IFRS 15 given the products used develop the licensed products are outputs of the Company’s ordinary activities.

Grants and Subsidies

Since its creation, the Company has received, because of its innovative approach to nanomedicine, certain grants and subsidies from the French State or French public authorities. These grants and subsidies are intended to finance its general or specified activities. Grants are recognized as income as the related expenses are incurred, provided there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Research tax credit

The research tax credit ("CIR") is granted to companies by the French government to encourage them to conduct technical and scientific research. Companies that can prove that they have incurred expenses that meet the required criteria (research expenses located in France or, since January 1, 2005, in the European Community or in another country that is a party to the Agreement on the European Economic Area and that has entered into a tax treaty with France containing an administrative assistance clause) are entitled to a tax credit which, in principle, can be offset against the corporate income tax due for the fiscal year in which the expenses were incurred and for the three following years. Any unused portion of the tax credit is then reimbursed by the Treasury. In the particular case where the Company qualifies as a small and medium-sized enterprise (SME), the Company may request immediate reimbursement of the balance of the tax credit without application of the three-year period.

The Company has benefited from the research tax credit since its creation. This financing is recorded under "Other income" in the year in which the corresponding expenses were incurred. The portion of the financing related to capitalized expenses is deducted in the balance sheet from the capitalized expenses and in the income statement from the amortization charges of these expenses.

Detail of revenue and other income

The following table summarizes the Company’s revenue and other income per category for the six-month period ended June 30, 2022 and 2021:

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Services	—	5
Other sales	—	5
Total revenue	—	10
Research tax credit	1,053	1,227
Subsidies	111	62
Other Income	165	20
Total other income	1,329	1,309
Total revenue and other income	1,329	1,319

16. Operating expenses

16.1 RESEARCH AND DEVELOPMENT EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Purchases, sub-contracting and other expenses	(10,543)	(9,386)
Payroll costs (including share-based payments)	(5,395)	(5,105)
Depreciation, amortization and provision expenses(1)	(670)	(1,015)
Total research and development expenses	(16,608)	(15,506)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses increased by €1.2 million for the six-month period ended June 30, 2022 as compared to the same period in 2021. This increase reflects the Company's focus on advancing its clinical trial development priorities, specifically the global Phase 3 registrational trial (NANORAY-312).

R&D Payroll costs increased by €0.3 million, or by 6% for the six-month period ended June 30, 2022 as compared with the same period in 2021, which is mainly due to the increased R&D headcounts.

16.2 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Purchases, fees and other expenses	(4,251)	(5,152)
Payroll costs (including share-based payments)	(5,244)	(4,848)
Depreciation, amortization and provision expenses (1)	(140)	(176)
Total SG&A expenses	(9,635)	(10,176)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, fees and other expenses decreased by €0.9 million for the six-month period ended June 30, 2022 as compared to the same period in 2021 and mainly relates to the Company’s focus on enhancing operational efficiencies and optimizing capital allocation for continued investment in priority development pathways.

SG&A payroll costs increased by €0.4 million, or 8%, for the six-month period ended June 30, 2022 as compared to the same period in 2021. This variation reflects the strengthening of the legal and financial teams to support continued company growth and compliance requirements as well as changes in the geographic mix and seniority of the employees.

16.3 PAYROLL COSTS

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Wages and salaries	(6,711)	(5,939)
Payroll taxes	(2,531)	(2,574)
Share-based payments	(1,360)	(1,398)
Retirement benefit obligations	(38)	(42)
Total payroll costs	(10,640)	(9,953)
Average headcount	101	93
End-of-period headcount	103	98

As of June 30, 2022, the Company had 103 employees, including 73 in R&D and 30 in selling, general and administrative expenses, compared to 98 as of June 30, 2021.

In the first half of 2022, salaries and payroll taxes increased by 15%, or by €1.1 million. This is mainly due to the increased headcount in the first half of 2022 as well as changes in the geographic mix and seniority of our employees.

In accordance with IFRS 2 – Share-based Payment, the share-based payment expense recognized in the statement of consolidated operations reflects the amortization of the fair value of the granted awards over the service period. The share-based payment expenses amounted to €1.4 million for the period ended June 30, 2022, which is stable compared with June 30, 2021 (see Note 17 Share-based payments).

16.4 DEPRECIATION, AMORTIZATION AND PROVISION EXPENSES

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the six month period ended June 30, 2022
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(14)	—	(14)
Amortization expense of tangible assets	(579)	(153)	(732)
Litigations	3	1	5
Provision for charges	(80)	—	(80)
Reversal of provision for charges	—	12	12
Total depreciation, amortization and provision expenses	(670)	(140)	(810)

	For the six month period ended June 30, 2021
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(23)	(2)	(25)
Amortization expense of tangible assets	(602)	(174)	(776)
Provision for charges	(390)	—	(390)
Total depreciation, amortization and provision expenses	(1,015)	(176)	(1,191)

16.5 OTHER OPERATING INCOME AND EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Contract termination indemnities (PharmaEngine)	(963)	(5,414)
Total other operating income and expenses	(963)	(5,414)

As of June 30, 2022, the Company has made an expense accrual for an amount of $1.0 million (€0.963 million) related to services provided by PharmaEngine during the period to be paid in accordance with the termination and release agreement signed between the parties (See Note 4.1 PharmaEngine and Note 23 Subsequent events).

17. Share-based payments

Detail of share-based payments

The Company has granted stock options (OSA), founders’ warrants (BSPCE), warrants (BSA), and free shares (AGA) to corporate officers, employees, members of the Executive and Supervisory Board and consultants of the Group. In certain cases, exercise of the stock options, founders’ warrants and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.

The number of stock options, founders’ warrants, warrants and free shares outstanding on June 30, 2022 and their main characteristics, are detailed below:

Founders’ warrants outstanding as at June 30, 2022

	BSPCE 2012-2	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-3
Date of the shareholders' meeting	4-May-12	28-Jun-13	18-Jun-14	18-Jun-14	18-Jun-14
Date of grant by the Executive Board	18-dec-12	28-Aug-13	16-Sep-14	10-Feb-15	10-Jun-15
Total number of BSPCEs authorized	500,000	500,000	450,000	450,000	450,000
Total number of BSPCEs granted	100,000	50,000	97,200	71,650	53,050
Total number of shares to which the BSPCE were likely to give right on the date of their grant	100,000	50,000	97,200	71,650	53,050
the number of which that may be subscribed by corporate officers:	—	—	21,000	24,000	—
the number that can be subscribed by Laurent LEVY	—	—	21,000	24,000	—
Number of beneficiaries who are not corporate officers	2	1	30	13	42
Starting date for the exercise of the BSPCE	12/18/12	08/28/13	09/16/15	02/10/2016	06/10/2016
BSPCE expiry date	12/18/22	08/28/23	09/16/24	02/10/2025	06/10/2025
BSPCE exercise price	€6.63	€5.92	€18.68	€18.57	€20.28
Number of shares subscribed as of June 30, 2022	—	—	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2022	—	—	11,050	3,200	22,700
Total number of BSPCEs outstanding as of June 30, 2022	100,000	50,000	86,150	68,450	30,350
Total number of shares available for subscription as of June 30, 2022	100,000	50,000	86,150	68,450	30,350
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of the related BSPCEs are met)	100,000	50,000	86,150	68,450	30,350

	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE “2017”
Date of the shareholders' meeting	25-Jun-15	25-Jun-15	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	2-Feb-16	2-Feb-16	7-Jan-17	7-Jan-17
Total number of BSPCEs authorized	450,000	450,000	450,000	450,000
Total number of BSPCEs granted	126,400	129,250	117,650	80,000
Total number of shares to which the BSPCE were likely to give right on the date of their grant	126,400	129,250	117,650	80,000
the number of which that may be subscribed by corporate officers:	23,500	23,500	26,400	32,000
the number of which that may be subscribed by Laurent LEVY	23,500	23,500	26,400	32,000
Number of beneficiaries who are not corporate officers	43	50	42	3
Starting date for the exercise of the BSPCE	02/02/2017	02/02/2016	01/07/2017	01/07/2017
BSPCE expiry date	02/02/2026	02/02/2026	01/07/2027	01/07/2027
BSPCE exercise price	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of June 30, 2022	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2022	25,500	29,050	18,500	—
Total number of BSPCEs outstanding as of June 30, 2022	100,567	100,200	99,150	80,000
Total number of shares available for subscription as of June 30, 2022	100,567	60,106	99,150	80,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of said BSPCEs are met)	100,567	100,200	99,150	80,000

Warrants outstanding as at June 30, 2022

	BSA 04-12	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2017
Date of the shareholders’ meeting	4-May-12	4-May-12	18-Jun-14	18-Jun-14	18-Jun-14	23-Jun-16
Date of grant by the Executive Board	4-May-12	10-Apr-13	16-Sep-14	10-Feb-15	25-Jun-15	7-Jan-17
Maximum number of BSAs authorized	200,000	200,000	100,000	100,000	100,000	100,000
Total number of BSAs granted	52,500	10,000	14,000	26,000	64,000	18,000
Number of shares to which the BSA were likely to give right on the date of their grant	52,500	10,000	14,000	26,000	64,000	18,000
including the total number of shares that may subscribed by the corporate officers of the Company	22,500	—	8,000	15,000	—	13,280
Relevant officers:
Anne-Marie GRAFFIN				5,000		3,820
Enno SPILLNER				3,000		3,820
Alain HERRERA			4,000	5,000		2,820
Gary PHILLIPS
Christophe DOUAT (observer)	22,500		4,000	2,000		2,820
Number of beneficiaries who are not corporate officers	1	1	1	2	1	1
Starting date for the exercise of the BSA	10/23/2013	04/30/2014	09/16/2014	02/10/2015	06/25/2015	01/07/2017
BSA expiry date (6)	05/04/2022	04/10/2023	09/16/2024	02/10/2025	06/25/2025	01/07/2022
BSA issue price	€0.60	€2.50	€4.87	€4.87	€5.00	€2.26
Exercise price per BSA	€6.00	€6.37	€17.67	€17.67	€19.54	€15.76
Number of shares subscribed as of June 30, 2022	22,500	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2022	30,000	4,000	4,000	5,000	—	18,000
Total number of BSAs outstanding as of June 30, 2022	—	6,000	10,000	21,000	64,000	—
Total number of shares available for subscription as of June 30, 2022 (considering the conditions of exercise of the BSAs)	—	6,000	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	—	6,000	10,000	21,000	64,000	—

	BSA 2018	BSA 2018-1	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)	BSA 2021 (b)
Date of the shareholders’ meeting	14-Jun-17	14-Jun-17	23-May-18	23-May-18	11-Apr-19	30-Nov-20	30-Nov-20
Date of grant by the Executive Board	6-Mar-18	6-Mar-18	27-Jul-18	29-Mar-19	17-Mar-20	20-Apr-21	20-Apr-21
Maximum number of BSAs authorized	116,000	116,000	140,000	140,000	500,000	650,000	650,000
Total number of BSAs granted	18,000	10,000	5,820	18,000	18,000	48,103	30,000
Number of shares to which the BSA were likely to give right on the date of their grant	18,000	10,000	5,820	18,000	18,000	48,103	30,000
including the total number of shares that may subscribed by the corporate officers of the Company	12,700	—	—	12,700	14,024	—	—
Relevant officers:
Anne-Marie GRAFFIN	2,900			2,900	3,843	—
Enno SPILLNER	4,000			4,000	3,829	—
Alain HERRERA	2,900			2,900	3,195	—
Gary PHILLIPS
Christophe DOUAT (observer)	2,900			2,900	3,157	—
Number of beneficiaries who are not corporate officers	1	1	1	1	1	1	1
Starting date for the exercise of the BSA	03/06/2018	03/06/2018	07/27/18	03/29/19	03/17/20	04/20/21	04/20/21
BSA expiry date (6)	03/06/2023	03/06/2023	07/27/28	03/29/29	03/17/30	04/20/31	04/20/31
BSA issue price	€1.62	€1.62	€2.36	€1.15	€0.29	€2.95	€0.68
Exercise price per BSA	€13.55	€13.55	€16.10	€11.66	€6.59	€13.47	€13.64
Number of shares subscribed as of June 30, 2022	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2022	—	—	—	—	—	33,672	—
Total number of BSAs outstanding as of June 30, 2022	18,000	10,000	5,820	18,000	18,000	14,431	30,000
Total number of shares available for subscription as of June 30, 2022 (considering the conditions of exercise of the BSAs)	—	—	—	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	18,000	10,000	5,820	18,000	18,000	14,431	30,000

Stock options outstanding as at June 30, 2022

	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA 2019 LLY
Date of the shareholders’ meeting	25-Jun-15	23-Jun-16	23-Jun-16	14-Jun-17	23-May-18	11-Apr-19
Date of grant by the Executive Board	02-Feb-16	03-Nov-16	07-Jan-17	6-Mar-18	29-Mar-19	24-Oct-19
Total number of OSAs authorized	450,000	450,000	450,000	526,800	648,000	500,000
Total number of OSAs granted	6,400	4,000	3,500	62,000	37,500	500,000
Total number of shares to which the OSAs were likely to give right on the date of their grant	6,400	4,000	3,500	62,000	37,500	500,000
including the number that may be subscribed or purchased by corporate officers:	—	—	—	—	—	500,000
the number that can be subscribed by Laurent LEVY						500,000
the number that can be subscribed by Anne-Juliette HERMANT
the number that can be subscribed by Bart VAN RHIJN
Number of beneficiaries who are not corporate officers	2	1	2	5	12	—
Starting date for the exercise of the OSA	02/02/2017	11/03/2017	01/08/2018	03/07/2019	03/30/2021	10/24/2019
OSA expiry date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029
Exercise price per OSA	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41
Number of shares subscribed as of June 30, 2022	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2022	6,000	—	3,000	10,000	11,750	—
Total number of OSAs outstanding as of June 30, 2022	400	4,000	500	52,000	25,750	500,000
Maximum number of shares available for subscription as of June 30, 2022 (given the vesting conditions of the OSAs)	120	4,000	500	52,000	25,750	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	400	4,000	500	52,000	25,750	500,000

	OSA 2020	OSA 2021-04 Ordinary	OSA 2021-04 Performance	OSA 2021-06 Performance	OSA 2021-06 Ordinary
Date of the shareholders’ meeting	11-Apr-19	30-Nov-20	30-Nov-20	30-Nov-20	28-Apr-21
Date of grant by the Executive Board	11-Mar-20	20-Apr-21	20-Apr-21	21-Jun-21	21-Jun-21
Total number of OSAs authorized	500,000	850,000	1,000,000	1,000,000	850,000
Total number of OSAs granted	407,972	143,200	428,000	60,000	60,000
Total number of shares to which the OSAs were likely to give right on the date of their grant	407,972	143,200	428,000	60,000	60,000
including the number that may be subscribed or purchased by corporate officers:	180,000	—	240,000	60,000	60,000
the number that can be subscribed by Laurent LEVY	120,000		180,000
the number that can be subscribed by Anne-Juliette HERMANT	60,000		60,000
the number that can be subscribed by Bart VAN RHIJN				60,000	60,000
Number of beneficiaries who are not corporate officers	104	13	14	—	—
Starting date for the exercise of the OSA	03/11/2021	04/20/22	04/20/22	06/21/22	06/21/22
OSA expiry date	03/11/2030	04/20/31	04/20/31	06/21/31	06/21/31
Exercise price per OSA	€6.25	€13.74	€13.74	€12.99	€12.99
Number of shares subscribed as of June 30, 2022	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2022	45,365	99,000	60,000	—	—
Total number of OSAs outstanding as of June 30, 2022	362,607	44,200	368,000	60,000	60,000
Maximum number of shares available for subscription as of June 30, 2022 (given the vesting conditions of the OSAs)	275,509	14,730	—	—	20,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	362,607	44,200	368,000	60,000	60,000

	OSA 2022-06 Performance	OSA 2022-06 Ordinaire
Date of the shareholders’ meeting	30-Nov-20	28-Apr-21
Date of grant by the Executive Board	22-Jun-22	22-Jun-22
Total number of OSAs authorized	1,000,000	850,000
Total number of OSAs granted	170,400	410,500
Total number of shares to which the OSAs were likely to give right on the date of their grant	170,400	410,500
including the number that may be subscribed or purchased by corporate officers:	—	245,000
the number that can be subscribed by Laurent LEVY		150,000
the number that can be subscribed by Anne-Juliette HERMANT		35,000
the number that can be subscribed by Bart VAN RHIJN		60,000
Number of beneficiaries who are not corporate officers	83	49
Starting date for the exercise of the OSA	06/22/23	06/22/23
OSA expiry date	06/22/32	06/22/32
Exercise price per OSA	€4.16	€4.16
Number of shares subscribed as of June 30, 2022	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2022	—	—
Total number of OSAs outstanding as of June 30, 2022	170,400	410,500
Maximum number of shares available for subscription as of June 30, 2022 (given the vesting conditions of the OSAs)	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	170,400	410,500

Free shares outstanding as at June 30, 2022

	AGA 2018-1	AGA 2018-2	AGA 2019-1	AGA 2020	AGA 2021
Date of the shareholders’ meeting	14-Jun-17	23-May-18	23-May-18	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	6-Mar-18	27-Jul-18	29-Mar-19	11-Mar-20	20-Apr-21
Total number of AGAs authorized	526,800	648,000	648,000	650,000	850,000
Total number of AGAs granted	396,250	6,000	438,250	50,000	362,515
Total number of shares to which the AGAs were likely to give right on the date of their grant	396,250	6,000	438,250	50,000	362,515
including the number that can be subscribed by corporate officers:	77,500	—	150,000	50,000	270,000
the number that can be subscribed by Laurent LEVY	77,500	—	150,000	—	180,000
the number that can be subscribed by Anne-Juliette HERMANT	—	—	—	50,000	90,000
Number of beneficiaries who are not corporate officers	78	1	80	—	79
Date of acquisition (end of the acquisition period)	(1)	07/27/20	(2)	03/11/22	04/20/23
Number of shares subscribed as of June 30, 2022	340,583	6,000	369,250	50,000	—
Total number of AGAs lapsed or cancelled as of June 30, 2022	55,667	—	69,000	—	4,604
Total number of AGAs outstanding as of June 30, 2022	—	—	—	—	357,911
Total number of shares that may be subscribed	—	—	—	—	357,911
Duration of the holding period	(1)	1 year	(2)	1 year	1 year
(1) The AGA2018-1 granted to French tax residents were definitely acquired on March 6, 2020 and were then subject to a one-year holding period ending on March 6, 2021. The AGA2018-1 granted to foreign tax residents were definitely acquired on March 6, 2021 and are not subject to any holding period.
(2) The AGA2019-1 granted to French tax residents were definitely acquired on March 29, 2021 and were then subject to a one-year holding period ending on March 29, 2022. The AGA2019-1 granted to foreign tax residents were definitely acquired on March 29, 2022 and are not subject to any holding period.

AGA 2022
Date of the shareholders’ meeting	20-Apr-21
Date of grant by the Executive Board	22-Jun-22
Total number of AGAs authorized	850,000
Total number of AGAs granted	300,039
Total number of shares to which the AGAs were likely to give right on the date of their grant	300,039
including the number that can be subscribed by corporate officers:	245,000
the number that can be subscribed by Laurent LEVY	150,000
the number that can be subscribed by Anne-Juliette HERMANT	35,000
the number that can be subscribed by Bart VAN RHIJN	60,000
Number of beneficiaries who are not corporate officers	79
Date of acquisition (end of the acquisition period)	06/22/2024
Number of shares subscribed as of June 30, 2022	—
Total number of AGAs lapsed or cancelled as of June 30, 2022	—
Total number of AGAs outstanding as of June 30, 2022	300,039
Total number of shares that may be subscribed	300,039
Duration of the holding period	1 year

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of June 30, 2022	714,867	215,251	2,058,357	657,950	3,646,425

The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:
•The exercise price is based on the share price at the grant date, except for the BSA 2014 which exercise price was set at €40, taking into account both the average share price on the 20 days preceding the grant date and the expected development perspectives of the Company;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on a sample of listed companies in the biotechnology sector at the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:
•Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options and expense was recorded accordingly based on the probability these conditions would be met; and
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

As of June 30, 2022, the assumptions related to the probability that the performance conditions of the BSPCE, BSA and OSA will be met have been updated:

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)
BSPCE 2012-2	6.65	6.63	44.3% - 47.6%	5 / 7.3	0.84% - 1.22%	0.00%	288	—	—
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	932	—	—
BSPCE 2015-2	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	650	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	27	5
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	27	5

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)
BSA 04-2012	6.00	6.00	49%	10	0.96%	0.00%	183	—	—
BSA 2013	6.30	6.30	156%	6	0.90%	0.00%	1	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—
BSA 2015-2 (a)	17.67	17.67	58%-58%-57%-58%	5/5.1/ 5.3/5.4	0.39%	0.00%	16	—	—
BSA 2017	15.76	15.76	33%	2.4	—%	0.00%	—	—	—
BSA 2018	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	2	—	—
BSA 2018-1	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	—	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—
BSA 2020	13.03	6.59	38%	10	-0.13%/-0.07%	0.00%	19	—	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	44
BSA 2021 (b)	n.a.	13.64	n.a.	10	n.a.	0.00%	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	44

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.00%	69	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.00%	27	—	—
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.00%	31	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	—%	0.00%	252	—	—
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.00%	140	(1)	13
OSA 2019-2	6.41	6.41	37%	10	0.40%	0.00%	252	—	—
OSA 2020	6.25	6.25	38.30%	10	0.31%	0.00%	939	28	225
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38% / 0.33% / 0.28%	0.00%	684	(49)	80
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	76	39
OSA 2021-06 O	12.20	12.99	39.2% - 37.9% - 38.1%	5.5 / 6 /6.5	0.35% / 0.30% / 0.26%	0.00%	246	72	4
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	12	5
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.00%	71	—	—
OSA 2022-06 O	3.68	4.16	42.06% - 41.21% - 40.65%	5.5 / 6 /6.5	1.83% / 1.87% / 1.90%	0.00%	580	8	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	147	367

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)
AGA 2018-1	12.87	0.00	n.a.	n.a.	0.00%	0.00%	4,951	—	16
AGA 2018-2	12.87	0.00	n.a.	n.a.	0.00%	0.00%	75	—	—
AGA 2019-1	10.90	0.00	n.a.	n.a.	0.19% / 0.141%	0.00%	4,776	—	422
AGA 2020	5.90	0.00	n.a.	n.a.	-0.74%/ -0.69%	0.00%	287	28	71
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% / 0.59%	0.00%	4,869	1,146	473
AGA 2022	3.68	0	n.a.	n.a.	0.95% /1.46%	0.00%	1,092	12	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,186	983

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2022	27	—	147	1,186	1,360

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2021	5	44	367	983	1,398

18. Net financial income (loss)

	For the six month period ended June 30,
(in thousands of euros)	2022	2021
Income from cash and cash equivalents	6	—
Foreign exchange gains	2,459	2,511
Other financial income	—	—
Total financial income	2,465	2,511
Interest cost	(2,602)	(2,960)
IFRS 16 related interests	(122)	(152)
Foreign exchange losses	(216)	(39)
Total financial expenses	(2,940)	(3,152)
Net financial income (loss)	(474)	(640)
For the six month period ended June 30, 2022, the foreign exchange gains realized by the Company amounted to €2.5 million mainly related to the HSBC bank account denominated in U.S. dollars.

As of June 30, 2022, the interest cost amounts to €2.6 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which is an addition of EIB fixed and variable rate interests for respectively €0.8 million and €1.7 million.

19. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairman and the members of the Executive and Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The assets, liabilities and operating loss realized are primarily located in France.

20. Loss per share

	For the six month period ended June 30,
	2022	2021
Net loss for the period (in thousands of euros)	(26,357)	(30,420)
Weighted average number of shares	34,841,876	34,619,072
Basic loss per share (in euros)	(0.76)	(0.88)
Diluted loss per share (in euros)	(0.76)	(0.88)
Instruments providing deferred access to the capital (stock options, free shares, founders' warrants, warrants and equity line) are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued, representing a total of 8,846,425 potential additional ordinary shares, have been considered antidilutive (including 5,200,000 equity line related warrants, please refer to Note 10.4 for more details)

21. Commitments

Obligations under the loan agreement with the EIB

In the event the EIB loan is repaid early, or in the case of occurrence of contractually listed event like a change of control after repayment of the loan, the amount of due royalties will be equal to the net present value of the royalties as determined by an independent expert, such amount not to be less than €35.0 million. As the variable rate of these royalties is not linked to the performance of the stock market but to the performance of the Company, the exposure to market and interest rate risk is considered low.

Any subsidiary whose gross revenues, total assets or EBITDA represent at least 5% of consolidated gross revenues, total consolidated assets or EBITDA is required to guarantee borrowings contracted with EIB. Subject to certain thresholds and exceptions, the financing agreement does not permit the Company, without the prior consent of the EIB, to dispose of assets outside the ordinary course of its business, to make acquisitions or other external growth transactions, to increase debt, to grant guarantees over assets or to pay dividends.

In the event of prepayment, the Company would be required to pay a cancellation fee, calculated as a percentage of the prepaid amount, which percentage decreases over time, and certain other fees.

In certain circumstances, including any material adverse change, a change of control of the Company or if Dr. Laurent Levy, Chairman of the Executive Board, ceases to hold office, the Company may be required to pay a cancellation fee. If Dr. Laurent Levy ceases to hold a certain number of shares or ceases to be an officer, the EIB may require early repayment of the loan.

Obligations under the terms of the rental agreements part of the IFRS 16 exemptions

The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases) are as follow:

•Lease related to short-term contract for Nanobiotix Corp offices for which rent is approximately €140 thousand a year and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is around €10 thousand.

Obligations related to the MD Anderson agreement

In January 2019, the Company and MD Anderson announced a large-scale research collaboration.

The collaboration will support multiple Phase 1/2 clinical trials involving around 340 patients with NBTXR3 for use in treating several cancer types – including head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers.

As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for the clinical trials contemplated by the agreement during the course of the collaboration on the basis of patients enrolled during the relevant period.
As of June 30, 2022, €3 million has been invoiced since the beginning of the collaboration, of which €0.5 million has remained in prepaid expenses.

An additional payment will also occur in the event of a successful first registration of NBTXR3 with the FDA and 150 patients enrolled in their studies. The amount will be determined based on the date of the FDA registration and the 150th patient enrolled in their studies. This number increases every year and varies between $2.2 million (if it had been payable in 2020) and $16.4 million (if payable in 2030).

Obligations related to the termination of the PharmaEngine agreement

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.

During the six-month period ended June 30, 2022, the Company has not paid any amount to PharmaEngine in accordance with the termination agreement signed between the parties (See Note 13.2 Other Provisions).

PharmaEngine is eligible to receive additional $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction in the world and for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region.

Engagement Equity line Kepler Cheuvreux

The Company entered into an equity line agreement with Kepler Cheuvreux in May 2022.

In accordance with the terms of the agreement, Kepler Cheuvreux, acting as financial intermediary and guarantor of the transaction, has undertaken to subscribe for 5,200,000 shares according to a schedule of a maximum duration of 24 months. The shares will be issued on the basis of the lowest volume-weighted average daily trading price for the two trading days preceding each issue, less a maximum discount of 5.0%. (See Note 10.4 Equity Line with Kepler Cheuvreux)

22. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the six-month period ended June 30,
(in thousands of euros)	2022	2021
Salaries, wages and benefits	486	610
Share-based payments	1,131	743
Supervisory Board’s fees	95	245
Total compensation to related parties	1,712	1,598

The methods used to measure share-based payments are presented in Note 17 Share-based payments of the Company’s financial statements as of and for the year ended December 31, 2021.

23. Subsequent events

PharmaEngine

As described in Note 4.1 above, $1 million was paid by the Company to PharmaEngine on August 18 2022, in compliance with terms and conditions of the termination contract agreement.

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT

I hereby certify that, to my knowledge, the condensed consolidated financial statements for the six-month period ended June 30, 2022 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the interim activity report attached provides an accurate picture of the significant events having occurred during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.

Paris, September 28, 2022
Laurent LEVY
Chairman of the Executive Board